EXHIBIT 12.1

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

RATIO OF EARNINGS TO FIXED CHARGES

($ IN THOUSANDS)

	Nine Months Ended September 30,	Year Ended December 31,
	2007	2006	2005(1)	2004	2003	2002
Earnings/Income(Losses) before Income Taxes (Benefits)	$346,559	$447,829	$(160,220)	$194,993	$295,255	$110,499
Fixed Charges:
Interest Expense on Bank Loan	—	16,149	15,615
Interest Expense on Senior notes	28,337	16,147	—	—	—	—
One third of payments under operating lease	1,957	2,058	—	—	—	—

Total Fixed Charges	30,294	34,624	15,615	—	—	—
Earnings plus Fixed Charges	376,853	482,453	(144,605)	194,993	295,255	130,499
RATIO OF EARNINGS TO FIXED CHARGES	12.4	13.9	(9.3)	*	*	*

*	Our former bank loan was funded on March 30, 2005 and was repaid from the proceeds of our initial public offering in July 2006. Prior to this funding, we did not have any fixed charges and no ratios have been provided for prior periods.

(1)	For the year ended December 31, 2005, earnings were insufficient to cover fixed charges by $175.8 million.